Mail Stop 6010

February 11, 2009

John F. Crowley
President and Chief Executive Officer
Amicus Therapeutics, Inc.
6 Cedar Brook Drive
Cranbury, NJ 08512

       Re: **Amicus Therapeutics, Inc.**
              Form 10-K
              Filed February 8, 2008
              Response Filed February 5, 2009
              File No. 001-33497

Dear Mr. Crowley:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Compensation Discussion and Analysis

1. We note your responses to comments 1 and 2 and your statement that disclosure of company and individual goals and objectives would result in competitive harm to your company. Please present a comprehensive analysis supporting your

conclusion that the disclosure of this information would cause competitive harm. Additionally, when information regarding targets and goals is not provided on the basis that disclosure would cause competitive harm, you must discuss how difficult it will be for the executive or how likely it will be for your company to achieve the undisclosed targets or goals. Please see Instruction 4 to Item 402(b) of Regulation S-K. Alternatively, provide a more specific discussion of the strategic, operational and individual goals and which goals were attained and which were not attained. Regardless of which alternative presentation is included in the discussion, your discussion should help readers to understand how the Compensation Committee determined that 100% of the Corporate multiplier was appropriate and how the Committee determined each executive's individual multiplier.

* * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. John F. Crowley
February 11, 2009
Page 3

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Mike Rosenthall at 202-551-3674 or me at 202-551-3715 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director